UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Ruckus Wireless, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-35734	54-2072041
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

350 West Java Drive Sunnyvale, California	94089
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (650) 265-4200

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

●	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January to December 31, 2013.

Introduction:

Ruckus Wireless, Inc. (“Ruckus”) is a leading provider of carrier-class Wi-Fi solutions. Ruckus’s solutions, which it calls Smart Wi-Fi, are used by service providers and enterprises to solve network capacity and coverage challenges associated with the rapidly increasing traffic and number of users on wireless networks. Ruckus’s Smart Wi-Fi solutions offer carrier-class enhanced reliability, consistent performance, extended range and massive scalability. Ruckus’s products include gateways, controllers and access points. These products incorporate Ruckus’s proprietary technologies, including Smart Radio, Smart QoS, Smart Mesh, SmartCell and Smart Scaling, to enable high performance in a variety of challenging operating conditions faced by service providers and enterprises.

Ruckus takes steps to avoid the possibility that the sourcing of materials used in its products may provide revenue to armed groups committing human rights abuses within the covered countries. All of Ruckus's products are either manufactured by contract manufactures and original design manufacturers or otherwise purchased by Ruckus from third parties for resale. As such, a publicly available policy regarding Conflict Minerals is available on our website at www.ruckuswireless.com under “Investors - Corporate Governance.” Contract manufacturers and suppliers are expected to follow this policy and provide Ruckus with conflict free parts and products.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure Report

In accordance with the execution of this policy, Ruckus has concluded in good faith that during 2013,

a)	Ruckus contracted to manufacture products as to which “Conflict Minerals” (as defined in “The Rule”) are necessary to the functionality or production of such products.

b)
Based on a “Reasonable Country of origin Inquiry” Ruckus knows or has reason to believe that a portion of its necessary Conflict Minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and knows or has reason to believe that those necessary Conflict Minerals may not be from recycle or scrap sources.

Ruckus’s “Reasonable Country Of Origin Inquiry” (“RCOI”) employed a combination of measures to determine whether the necessary Conflict Minerals in Ruckus products originated from the Covered Countries. Ruckus’s primary means of determining country of origin of necessary Conflict Minerals was by conducting a supply-chain survey with direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“The Rule”), Ruckus has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to a publicly available at www.sec.gov.

Item 1.02 Exhibits

Exhibit Number	Description of Document
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit Number	Description of Document
1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RUCKUS WIRELESS, INC.

Dated: June 2, 2014	By:	/s/ Scott Maples
Scott Maples
Vice President, General Counsel and Corporate Secretary